Filed by MPLX LP

Commission File No.: 001-35714

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

MPLX Management made the following remarks to Marathon Petroleum Corporation employees at an employee meeting available for replay:

Chairman and Chief Executive Officer Gary Heminger: Thank you, Don. Now we have two pages of forward looking statements. Everyone can see that. There will be a quiz later. And here’s the second page of forward looking statements. I want the record to reflect that we shared both.

As Don was reviewing the transaction structure and the terms. And let me give you. . .Don gave a very good overview here of the financial side, let me give you the strategic side and why we’ve been looking at this. Ever since starting MPLX, we knew that in order for it to grow at this rapid rate, you’ve heard us talk about October of last year we came out, or I guess really November, we came out we talked about accelerating the growth and having a mid-20 percent growth rate from that point forward. But it was only going to be done with assets we had inside the company. Some growth that we had already identified, but mainly assets inside the company that we would drop down into this MLP over a calendar that we had put forth. But it is our job to look at what happens three years from now, what happens five years from now and we did an exhaustive study on where we saw the market going and where we would really see opportunities. So if you look at all of the assets that are eligible to put into an MLP. Not all assets are eligible. Such as income from Speedway in their convenience stores, and selling gasoline is not eligible. Gasoline margin up to selling it at the Speedway is eligible, but not what’s done at the retail site. Other things, refining income and wholesale marketing income is not eligible per se. There are ways you can make holding arrangements around it to make it eligible for the long term. As Don was showing a multiple of 20 versus a multiple of five, adds up pretty quick if you can take earnings and put them in this higher valued entity.

So as we looked across the horizon, to see where is growth, where are growth opportunities coming forward, it was clear that the natural gas and natural gas liquids section of oil and gas business which is very much tied to our refining type of a mindset of processing and separating gas and moving it through a pipeline it was a very good fit for our background. And if you look at – there’s expected to be $450 to $750 billion of investment between now and 2030 in that category. Whereas if you contrast that back to just liquids pipelines that we do today through Marathon Pipe Line or through our terminals, through our marine organization, the amount of investment that is expected, if you step back to think about this, the U.S. refining, marketing, and transportation platform is pretty well set. There are going to be some investments here and some investments there, let’s put that into maybe a couple billion dollar category, you need $10 billion per year to feed the total industry system of MLPs. You need $10 billion per year to feed that system.

So, as we step back and are looking way into the future, we saw an opportunity here. And we believe MarkWest with all of the businesses and companies that we looked at, Tim and Pam did an exhaustive study and many of you sitting here in the room were part of that. But we did a very deep study to look at many opportunities and we thought MarkWest was absolutely the best opportunity in the marketplace. With their growth platform that they have going forward, their tremendous share of and position in the Marcellus and Utica, they have about a 70% share in those regions, and abutting the markets that we already serve, we thought it made very good sense.

So the transaction structure here is a combination of MarkWest and MPLX. We will continue to keep the MarkWest name. MarkWest will be a subsidiary of MPLX and MarkWest will be located in Denver and have a significant presence in Denver for some time but MPLX will be the parent of this company. And it’s kind of akin to Speedway. Speedway is a subsidiary of MPC. MarkWest is going to be a subsidiary of MPLX.

The merger consideration is – we’re going to give 1.09 MPLX common units for each MarkWest common unit in the marketplace today. MarkWest has about 8 million Class B units that will convert at the time of the closing. We will contribute $675 million of cash. We are not going to take units back for that cash. That is going to be contributed to the MarkWest unitholders at closing as a means to lessen the amount of dilution that a MarkWest unit has over the first few years of what they were expecting to get in distributions versus now what they will get under this bigger company. MPC will retain control through our 2% ownership. So as Don was showing, the GP in this concept, MarkWest does not have a general partner today but MPLX has a general partner being MPC and it will be operated that way going forward. So MPC will still be in control of everything that happens between the two entities. The target leverage is four times debt to adjusted EBITDA. Tim has already been out and visited with all three of the investment rating agencies and they have affirmed the investment grade rating and it is our intention to continue. And that was one of the issues that MarkWest had going forward is that they did not have an investment grade rating. So it was expensive and you would have if you looked through all of the details that we put forth had a lot of joint ventures and joint ventures using venture capital, private equity type capital is expensive capital versus MPC going to the market and the capital we borrow. So very expensive capital, so that is a big synergy being an investment grade company bring your cost of capital down.

We will have two MarkWest members that will go onto the MPLX board. One being Frank Semple, who is their Chairman and CEO today. We invited him onto the MPLX board as well as we have invited him onto the MPC board. But that will not happen until closing.

This transaction is subject to a MarkWest unitholder vote. The timing of that – we have filed the S-4, it is called, with the SEC. We already have FTC approval. So you’ve heard us talk about Federal Trade Commission, Hart-Scott-Rodino, that’s the filings you have to make sure you don’t have too much control over certain markets. That has already been approved. In fact, we expected it and it happened. We received early termination on this transaction from the FTC. It is subject to a unitholder vote. We filed our [S-4] two weeks ago this Tuesday and generally the SEC will report back in around the thirty day time frame so we have a couple more weeks to go here but we would expect to start hearing some questions. John Quaid and his team along with Molly and many of the legal staff here put forth this filing. We expect to hear back some questions. And then once that filing is declared good, if you will, then we will go to the proxy ballot for the unitholders to vote probably sometime in the November time frame you would see the proxy coming out. Excuse me, October time frame.

I already talked about the strategy but this slide illustrates and I’ll be using a lot of these slides when I go out and meet with the investors. This Barclays presentation that we’re making on Wednesday morning comes at a very, very important time for our company. And is going to be a very important meeting to explain this and further explain the fundamentals of this transaction vis a vis the fundamentals of MPC. So we’ve been working very hard on the deck that we’re going to use and how we’re going to explain this to the marketplace. But we’re going to talk about the gas processing fractionation business, stabilizers, but how all of this really fits in and there are a lot of synergies back to MPC.

I already talked about the strategic side of this equation. One of the things also that we will talk about, is that, what is very important to our investors is that we continue to share our proceeds. As Tim illustrated a slide, how much money we’ve given back, we’ve bought back between dividends and share repurchases about $9 billion in the four years we’ve been a public company. And that’s going to be very important and you’ll hear me talk a lot that next week in my speech in New York. The other thing that we believe is – MPLX we believe here is a first mover going into this business. And there’s still a lot of question in the marketplace on why would a refiner marketer want to go here. The point I’m going to discuss again [next week] is that we aren’t just a refiner marketer, we already work with propanes, butanes, ethanes. We work with all of that in our refining system today. We work with that in our pipeline and operations systems today. But this gives us the ability as a first mover to come in and get on the ground floor to really expand MPLX going forward into the future.

In the areas that we see tremendous investment opportunity – about a billion and a half dollars a year over in the Utica and Marcellus – just east and Southwest Pennsylvania – the Marcellus goes all of the way on a 45 degree angle all of the way up to Northwestern New York. So tremendous amount of investment opportunity in both the Utica and Marcellus. You’ve heard us talk about the Cornerstone pipeline. And that’s really how we got first involved in talking to MarkWest. Jeff McGhee and Jason Stechshulte did a lot of work with MarkWest on some fractionation and we were looking at building this pipeline called the Cornerstone and that’s where we really started working with MarkWest and saw a lot of synergy working with the two. In addition to that they have a good hold in the Southwest, Oklahoma and New Mexico. With a number of different production resources there. So we see a lot of great synergies with this company going forward. Still a lot of work to be done.

One of the questions that came in from the questions from employees was we bought Hess and now are attempting to get this merger complete, is this going to be our plan going forward? And we bought Galveston Bay as well. We bought Gas America and Gas City. Our plan going forward is if we find a strategic fit where we maybe have a first mover advantage or a competitive advantage. Here, we surprised the market here with this transaction in that we want to go and get into this business. But I think the surprise is that “wow” and a lot of investors, sell-side analysts wrote “wow”, we are really teaming up here with a first class operation and those are our plans going forward. If we find something that makes great sense strategically and as I said we have a competitive advantage or a first mover advantage, we are certainly going to take a look at it.

As far as MarkWest’s premier position, I already talked about the Utica and Marcellus. The dry gas, I’m not going to get too technical here, but the dry gas scenarios that are playing out in the marketplace today, and if you look at the crude oil prices, crude oil does not affect MarkWest, they are mainly a gas player, some condensate. We buy a lot of condensate through their system into Canton and Catlettsburg today. But dry gas are some of the most prolific wells drilled right now in the Utica and the Marcellus and they have a tremendous position there. If you go to Southeast Ohio around the area of Cadiz a lot of new fractionators/separators have been built and most of that is with the company MarkWest.

I already talked about the opportunities in the Southwest, but in the Northeast, there’s a new development play called the Rogersville Shale. The Rogersville Shale happens to sit right underneath the Catlettsburg refinery. So just think about the synergy long term being about to get those liquids and we think condensate. But very deep shale. Unlike Utica and Marcellus that is in maybe the five to seven thousand feet level, this is twelve to fourteen thousand feet that you’re going to go down with horizontal wells. Much more expensive to build and develop but that Rogersville sits right underneath Catlettsburg refinery. So we think a lot of opportunity down the road.

So that is a good rundown of the MarkWest transaction. Stay tuned. You’ll see a lot that will be printed next week as we go on the road and talk about – we’re not going to be talking just about MarkWest – the majority of my presentation is going to be on MPC but I will give a good update on this transaction and how things are coming along as well.

So I will go into the questions that had been sent in earlier.

Okay, the first question is on MarkWest and I’m asking Don and Pam to cover this. Don, if you’ll first talk about, and Don’s been out across all of the operations, can you explain to the employees where their operations center – one of the questions really is where there status center is located, can you explain that? And then Pam if you’ll talk about if an MPC employees wish to gain experience in natural gas liquids, will there be opportunities to go back and forth between – and understand while we say MarkWest, they’re all going to MPC employees. So it’s not going to be a different benefit plan. Everything is going to be seamless.

Don Templin: So in terms of operations, and the way that MarkWest manages their business, they do it on a regional basis so they have Utica and Marcellus, they have the Southwest, which is essentially Texas and Oklahoma. They will do sort of three major things. They do gathering, they do processing and they do fractionation. And generally their operations center to manage those businesses are in those discreet regions or in those individual locations where they’re doing processing or the fractionation. For a lot of reasons that makes sense. Over time that changes maybe. Right now it makes sense because you have the operators there running the business. What they do is they scale up their business with a processor or fractionator using the exact same engineering specifications that they have for all of the other ones. They do very much of a cookie cutter approach. They’ll get in an area or territory and they’ll have unit one all of the way up through unit five, six, seven, or eight and they know, they have a really good system for adding those individual units as they continue to grow the business. So, they have a fantastic model, they can replicate it very quickly because they are not doing special engineering for everything that they add, they’re able to do a capital project with a very short period of time and they have spare parts and training and all of the things to run the facilities are sitting right there at that individual location without them having to go do something that is extraordinary.

Pam Beall: Thanks, Don. So we did have some really good meetings at six different locations across the MarkWest operations as Don mentioned in Pennsylvania, Ohio, Oklahoma and Texas. And to the question about the opportunity for people to get experience and move across the organization. As Gary mentioned, really the design is such that people will have that opportunity. And as we visited with people across the operations, they had the same question. Will they have an opportunity to migrate and expand their career potential and experiences by coming over to MPC’s operations. So it’s interesting that that question came from our side because the question is definitely there on their side as well. Don talked about the nature of the business that they’re in, and when you look at those activities, a lot of the processes are very similar processes you would find inside of one of our refineries. And in fact they have recruited people out of refineries, and in fact, some of our own refineries. So there are some real natural synergies in terms of knowledge and capabilities. A lot of engineering applications. So I think pipeline operations. When you look at what they do and how they do it, I think there will be terrific opportunities to do some cross development in terms of people and career opportunities as well. They’ve grown very quickly to about 1,500 employees from maybe 300 over the last ten years. So they’ve grown very rapidly. They’re also very hungry to leverage a lot of the systems that we have in place and some of the training relative to process safety management and some of the project management and controls that we have in place. Really there’s been a lot of good dialogue across the organization more on the administrative – finance and administration, legal and IT side, but we do have a transition team that’s working principally in those areas now. We’re really focused on three work streams. The first one is what do we have to do to get to closing. That’s the most important work stream. A lot of the work is underway. As Gary mentioned with the filing of the S-4. Mostly accounting and legal. The next work stream is what do we really have to have in place day one so when we’re combined we can operate as one entity through MPLX. And then the last work stream or the third is day two. So what will it make sense for us to take a look at over the longer term working more closely across the enterprise. But it’s really an exciting opportunity. They’re very excited as we’ve met with their employees across their operations. And yes there will be great opportunities for MPC employees as well. Of course with their primary location for administration being in Denver I imagine we’ll have a lot of people raising their hand to go to Denver. But the reality is the largest part of their operations is right here in our back yard – Utica and Marcellus – and then a big operation in the Southwest – Oklahoma and Texas. So if you’re in operations and you think you’re going to move to Denver, you’re probably not going to move to Denver if you’re looking to move to the MarkWest operations.

This presentation contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”), Marathon Petroleum Corporation (“MPC”), and MarkWest Energy Partners, L.P. (“MWE”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPC, MPLX and MWE. You can identify forward-looking statements by words such as “anticipate,” “believe,” “imply,” “estimate,” “objective,” “expect,” “forecast,” “plan,” “project,” “potential,” “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX’s or MWE’s actual results to differ materially from those in the forward-looking statements include: their ability to complete the proposed merger of MPLX and MWE on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; the risk that the costs savings and any other synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of their respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and execute their respective business plans; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC’s obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to their industry; and the factors set forth under the heading “Risk Factors” in MPLX’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading “Risk Factors” in MWE’s Annual Report on Form 10-K for the year ended Dec. 31, 2014 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC. These risks, as well as other risks associated with MPLX, MWE and the proposed transaction are also more fully discussed in the preliminary joint proxy statement and prospectus included in the registration statement on Form S-4 filed with the SEC by MPLX on August 18, 2015. Factors that could cause MPC’s actual results to differ materially from those in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K could also have material adverse effects on forward-looking statements. Copies of MPLX’s Form 10-K are available on the SEC website, MPLX’s website at http://ir.mplx.com or by contacting MPLX’s Investor Relations office. Copies of MPC’s Form 10-K are available on the SEC website, MPC’s website at http://ir.marathonpetroleum.com or by contacting MPC’s Investor Relations office. Copies of MWE’s Form 10-K are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office.

Additional Information

This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC and includes a preliminary proxy statement of MWE. MPLX and MWE expect to file amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to unitholders of MWE. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPLX LP at its website, http://ir.mplx.com, or 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or from MWE at its website, http://investor.markwest.com, or 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, CO 80202, Attention: Corporate Secretary.

Participants in Solicitation

MPLX and MWE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning MPLX participants is set forth in MPLX’s Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 27, 2015, and MPLX’s current report on Form 8-K, as filed with the SEC on March 9,

2015. Information concerning MWE’s participants is set forth in the proxy statement, dated April 23, 2015, for MWE’s 2015 Annual Meeting of Common Unitholders as filed with the SEC on Schedule 14A and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Additional information regarding the interests of participants of MPLX and MWE in the solicitation of proxies in respect of the proposed merger are included in the registration statement and proxy statement/prospectus and other relevant materials filed with the SEC. These documents may be obtained free of charge from MPLX or MWE using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.